IMMEDIATELY -- April 20, 2000

Jack Liles:  (601) 933-1240

              JACK LILES AND BERNARD EBBERS PRESENT PROPOSAL
        TO THE BOARD OF DIRECTORS OF KLLM TRANSPORT SERVICES, INC.
                    TO ACQUIRE KLLM FOR $8.25 PER SHARE

JACKSON, MS -- April 20, 2000 -- Jack Liles, Chairman, President and Chief Executive Officer of KLLM Transport Services, Inc. (NASDAQ/NMS-KLLM) and Bernard Ebbers have presented a proposal to the Board of Directors of KLLM Transport Services, Inc. to acquire all of the outstanding shares of KLLM at a price of $8.25 per share in cash.

If the proposal is accepted by KLLM's Board, the parties would proceed to negotiate a definitive acquisition agreement which would provide for a Board-supported tender offer for all outstanding shares of KLLM common stock at a price of $8.25 per share in cash, followed by a merger in which any KLLM stockholders who had not tendered their shares would receive the same $8.25 per share in cash. Consummation of the tender offer would be conditioned on, among other things, there being validly tendered and not withdrawn a number of shares that, together with shares beneficially owned currently by Mr. Liles, would constitute a majority of KLLM's then outstanding shares on a fully-diluted basis. The acquisition agreement would also contain representations, warranties, covenants and other conditions customary for transactions of this kind.

The closing of the proposed tender offer would create a default under KLLM's existing revolving credit facility. Therefore, Messrs. Liles and Ebbers have delivered for the consideration of KLLM's Board a commitment letter executed by Bank of America, N.A. to refinance KLLM's existing revolving credit facility upon closing of the proposed tender offer. Mr. Ebbers would fund the purchase price of KLLM's shares, subject to the negotiation of a definitive refinancing agreement with the financial institution that is consistent with the terms of the proposed commitment letter.

KLLM Transport Services, Inc. is an irregular-route truckload carrier, specializing in providing high-quality transportation services in North America. Operations include over-the-road long- and regional-haul transportation services for both temperature-controlled and dry commodities.


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